Exhibit 99.5

Summary of Understanding between
Xi’an Tianxing Bio-Pharmaceutical Co., Ltd. and
Shanghai Poultry Verminosis Institution

The following is a summary of understanding between Xi’an Tianxing Bio-Pharmaceutical Co., Ltd. (“Xi’an Tianxing”) and Shanghai Poultry Verminosis Institution (the “Institution”), which is not memorialized in writing:

1.
Xi’an Tianxing shall establish and operate a research and development center (the “Center”) at its facilities in Shanghai and provide for all necessary research equipment and materials, as well as the daily operational costs of the Center.

2.	The Center shall be staffed by technicians from both parties.

3.	Xi’an Tianxing shall have the right to acquire exclusivity rights to any technology developed by the Institution at the Center, upon terms to be mutually agreed to by the parties.